

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2022

Siping Xu
Chief Executive Officer
MDJM LTD
Xikang Road, Heping District, Tianjin
Suite C-1505, Saidun Center
People's Republic of China

> **Re: MDJM LTD**
> **Amendment No. 5 to Registration Statement on Form F-3**
> **Filed November 8, 2022**
> **File No. 333-261347**

Dear Siping Xu:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

Amended Registration Statement on Form F-3

Selected Condensed Consolidating Financial Schedule, page 14

1.    Please revise your Selected Condensed Consolidating Financial Schedules to include a Consolidating Statement of Operations and Comprehensive Income (Loss) for the six month period ended June 30, 2021.

You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551- 3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    Ying Li, Esq.